Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-208184 on Form S-1 of Fantex, Inc. of our report dated March 10, 2016, relating to the Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. and Alshon Jeffery and his affiliate Ben and Jeffery Inc. dated September 18, 2014, for the years ended December 31, 2015 and 2014 appearing in the Annual Report on Form 10-K of Fantex, Inc. for the year ended December 31, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements) and to the reference to us under the heading ‘‘Experts’’ in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, CA

March 22, 2016